EXHIBIT 99.2

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report Regarding an Agreement Between Pelephone Communications Ltd. and
a Mobile Virtual Network operator

Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that on December 22, 2010, the Company received a notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”), according to which Pelephone has signed an agreement with a mobile virtual network operator ("MVNO") (for the first time)  According to the agreement, Pelephone will enable the MVNO the use of Pelephone infrastructure and network in order to service the MVNO’s customers and operation.